FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

02 DEC 10 AM 11:52

FOSTER'S GROUP
Inspiring Global Enjoyment

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The following announcement was made to the Australian Stock Exchange Limited today.

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BERINGER BLASS
WINE ESTATES
EST 1876

10 December 2002

Beringer Blass forms equity partnership with Kangaroo Ridge to expand wine sales in Europe

Beringer Blass Wines Estates (Beringer Blass), a global leader in premium wine and a major division of Foster's Group, today announced that it has acquired a majority interest in Kangaroo Ridge, an Australian wine business that has achieved strong and rapid growth in Continental Europe. The price, which is subject to a confidentiality agreement with the vendor, is not material.

Mr John Geber, who founded Kangaroo Ridge in April 2000, will remain as a shareholder and continue to manage the business on behalf of the partnership.

"Our partnership with John Geber is a perfect fit for our European growth strategy," said Mr John Philips, Managing Director – Europe, Middle East & Africa for Beringer Blass.

"Through a combination of wit, wisdom and hard work, John has created a stunning Aussie success story on the European Continent with his clean, fresh and great-value Kangaroo Ridge wines. Together, we will continue its success in Europe."

In fiscal 2002, its second full operating year, Kangaroo Ridge sold over a quarter of a million cases of wine, primarily to key retail chains in Germany, Belgium, France, The Netherlands and Switzerland.

"My dream for Kangaroo Ridge was to create the most Australian of all the Australian wines sold in Europe, and consumers have taken to the style enthusiastically," said John Geber. "But one bloke lugging a swag of samples around Europe can't make the most of the opportunity, so I'm very happy to have Beringer Blass's help to reach more customers."

The partnership will enhance Beringer Blass's wine portfolio in Europe, by providing this high-volume, entry-point commercial wine with strong brand recognition and consumer acceptance. Kangaroo Ridge's bold and straightforward branding and its fruit-forward, easy-drinking Australian wine style, have driven strong turnover in major European

supermarket chains. The strong relationships established with these retailers will also help Beringer Blass to build its other brands in Europe.

Further Information
Media:
Rell Hannah, Corporate Affairs, Telephone 61 3 8626 3307 or 61 419 369 075

Analysts:
Domenic Panaccio, V-P Capital Markets, Telephone 61 3 9633 2641

www.beringerblass.com

Beringer Blass Wine Estates is the world's leading premium table wine group, with exceptional market depth across the key growth markets of Australia, North America, Europe and Asia Pacific. Beringer Blass ranks among the leading global wine companies by earnings and is unique in pursuing a multiple-channel global growth strategy. Its three channels encompass trade sales, consumer-direct sales and wine-related services. The business represents 60 per cent of the capital employed by Australian-listed premium beverage company Foster's Group.